UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Hyperion Therapeutics, Inc.

(Name of Subject Company)

Ghrian Acquisition Inc.

(Name of Offeror)

A Wholly Owned Subsidiary of

Horizon Pharma, Inc.

(Parent of Offeror)

An Indirect Wholly-Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

44915N101

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, Ireland

011-353-1-772-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara Borden

Kay Chandler

Sean Clayton

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,121,128,560	$130,275.14

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Hyperion Therapeutics, Inc. (“Hyperion”) in connection with the exercise of any outstanding equity awards. The transaction valuation was determined by multiplying (a) $46.00, the tender offer price, by (b) the sum of (i) 20,874,966, the number of issued and outstanding shares of common stock of Hyperion, (ii) 3,099,078, the number of shares of Hyperion common stock subject to issuance pursuant to outstanding options to purchase shares of Hyperion common stock, and (iii) 398,316, the number of shares of Hyperion common stock subject to issuance pursuant to outstanding restricted stock unit awards to acquire shares of Hyperion common stock. The foregoing share figures have been provided by Hyperion and are as of April 7, 2015, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Ghrian Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Horizon Pharma, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Hyperion Therapeutics, Inc., a Delaware corporation (“Hyperion”), at $46.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Hyperion Therapeutics, Inc. Hyperion Therapeutics, Inc.’s principal executive offices are located at 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005. Its telephone number at such address is 650-745-7802.

(b) The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The Shares are traded on The NASDAQ Global Market under the symbol “HPTX.” The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by (i) Horizon Pharma plc, (ii) Parent, an indirect wholly owned subsidiary of Horizon Pharma plc, and (iii) Purchaser. The information set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1	—	“Terms of the Offer”
Section 2	—	“Acceptance for Payment and Payment for Shares”
Section 3	—	“Procedures for Tendering Shares”
Section 4	—	“Withdrawal Rights”
Section 5	—	“Certain Material U.S. Federal Income Tax Considerations”
Section 13	—	“Certain Other Effects”
Section 15	—	“Conditions of the Offer”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(iii) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1	—	“Terms of the Offer”
Section 5	—	“Certain Material U.S. Federal Income Tax Considerations”
Section 10	—	“Background of the Offer; Contacts with Hyperion”
Section 11	—	“The Transaction Documents”
Section 12	—	“Purpose of the Offer and Plans for Hyperion”
Section 13	—	“Certain Other Effects”

Subsections (a)(2)(iv), (v) and (vi) are not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 8	—	“Certain Information Concerning Purchaser and Parent”
Section 10	—	“Background of the Offer; Contacts with Hyperion”
Section 11	—	“The Transaction Documents”
Section 12	—	“Purpose of the Offer and Plans for Hyperion”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) and (c)(5) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 6	—	“Price Range of Shares; Dividends”
Section 11	—	“The Transaction Documents”
Section 12	—	“Purpose of the Offer and Plans for Hyperion”
Section 13	—	“Certain Other Effects”
Section 14	—	“Dividends and Distributions”

Subsection (c)(2), (c)(3) and (c)(4) are not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated by reference in this Schedule TO.

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Horizon Pharma plc, Parent, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Hyperion or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in Section 13 — “Certain Other Effects” and Section 16 — “Certain Legal Matters; Regulatory Approvals.”

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of April 9, 2015

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on April 9, 2015

(a)(5)(i)	Press Release issued by Horizon Pharma plc, dated March 30, 2015 (incorporated by reference to the Current Report on Form 8-K filed by Horizon Pharma plc on March 30, 2015)

(b)(i)	Commitment letter with Citigroup Global Markets Inc. and Jefferies Finance LLC, dated March 29, 2015 (incorporated by reference to the Current Report on Form 8-K filed by Horizon Pharma plc on March 31, 2015)

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 29, 2015, among Hyperion, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K/A filed by Hyperion on April 9, 2015)

(d)(2)	Form of Tender and Support Agreement, dated as of March 29, 2015, among Parent, Purchaser and certain stockholders of Hyperion (incorporated by reference to the Current Report on Form 8-K filed by Hyperion on March 30, 2015)

(d)(3)	Confidentiality Agreement, dated as of March 8, 2015, between Horizon Pharma plc and Hyperion, as amended.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 9, 2015

Ghrian Acquisition Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chairman, President and Chief Executive Officer

Horizon Pharma, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chairman, President and Chief Executive Officer

Horizon Pharma plc

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chairman, President and Chief Executive Officer